                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.     16 )*
                                            --------

                             SWISS ARMY BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    870827102
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                              Claude A. Baum, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 23, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages




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                                     SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.           870827102                        PAGE 2 OF 10 PAGES
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               VICTORINOX AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)  |_|
                                                                  (B)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               SWITZERLAND
--------------------------------------------------------------------------------

 NUMBER OF       7    SOLE VOTING POWER
   SHARES        ---------------------------------------------------------------
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 ---------------------------------------------------------------
                 8    SHARED VOTING POWER

                       5,262,400
                 ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       5,262,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,262,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               63.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.           870827102                        PAGE 3 OF 10 PAGES
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CHARLES ELSENER, SR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)  |_|
                                                                  (B)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               SWITZERLAND
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
 NUMBER OF            346,705
   SHARES        ---------------------------------------------------------------
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 ---------------------------------------------------------------
                 8    SHARED VOTING POWER

                       5,262,400
                 ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                       346,705
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       5,262,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,609,105
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               67.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.           870827102                        PAGE 4 OF 10 PAGES
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SABI Acquisition Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)  |_|
                                                                  (B)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
 NUMBER OF
   SHARES        ---------------------------------------------------------------
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 ---------------------------------------------------------------
                 8    SHARED VOTING POWER


                 ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                                                              Page 5 of 10 pages

     Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, Amendment No. 7 dated May 21, 1999, Amendment No. 8 dated September 27, 2000, Amendment No. 9 dated November 17, 2000, Amendment No. 10 dated December 18, 2000, Amendment No. 11 dated January 4, 2001, Amendment No. 12 dated April 17, 2001, Amendment No. 13 dated July 6, 2001, Amendment No. 14 dated September 25, 2001, and Amendment No. 15 dated June 12, 2002 (collectively, the "Amended Statement"), filed by them with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army") formerly known as The Forschner Group, Inc. In addition, SABI Acquisition Corp., a Delaware corporation ("SABI Acquisition") and wholly owned subsidiary of Victorinox, is joining in this Amendment No. 16 to the Amended Statement. Victorinox, Mr. Elsener and SABI Acquisition are hereinafter collectively referred to as the "Filing Persons"

     The purpose of this Amendment No. 16 is to report that on July 23, 2002 SABI Acquisition commenced a tender offer (the "Tender Offer") for all of the outstanding shares of Common Stock of Swiss Army not held by Victorinox or its affiliates at a price of $9.00 per share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in SABI Acquisition's Offer to Purchase, dated July 23, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") previously filed with the U.S. Securities and Exchange Commission and filed herewith as Exhibits.

     Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     SABI Acquisition Corp. is a Delaware corporation the principal business of which is to consummate the Tender Offer and Merger (as defined in the Offer to Purchase). The address of SABI Acquisition's principal business and office is Schmiedgasse 57, CH-6438, Ibach-Schwyz, Switzerland.

     (a)-(f) SABI Acquisition's sole officer and director is Charles Elsener, Jr., whose principal occupation is serving as the President and a director of Victorinox. Mr. Elsener's and Victorinox's business address is Schmiedgasse 57, CH-6438, Ibach-Schwyz, Switzerland. Victorinox is the creator and producer of the Victorinox original Swiss Army Knife.

     SABI Acquisition was formed in July 2002. Since that time SABI Acquisition, and during
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                                                              Page 6 of 10 pages

the last five years Charles Elsener, Jr.: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     Victorinox and SABI Acquisition estimate that the total amount of funds required to purchase all of the outstanding shares of Common Stock pursuant to the Tender Offer and the related Merger will be approximately $25,800,000, plus approximately $423,000 in related fees and expenses for Victorinox and Swiss Army. Victorinox has available to it sufficient funds to close the Tender Offer and the merger, and will cause Purchaser to have sufficient funds available to close the Tender Offer and the merger.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     The purpose of the Offer and Merger is for Victorinox to become the 100% owner of Swiss Army. Upon completion of the Merger that is to occur following the consummation of the Offer, Swiss Army will become a wholly owned subsidiary of Victorinox. Having such ownership and control will allow Victorinox to direct Swiss Army's focus on Victorinox's core pocketknife line of business, which may not at all times be consistent with the interests of stockholders of the Company not affiliated with Victorinox. Except for such changes as may be attendant to this planned redirected focus and likely resource savings, Victorinox currently intends to cause the business and operations of Swiss Army to continue to be conducted substantially as they are currently conducted. However, Victorinox will continue to evaluate the business and operations of Swiss Army after consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

     Following completion of the Offer and Merger, Victorinox will cause Swiss Army to delist the Common Stock from the Nasdaq National Market and to terminate the registration of the Common Stock under the Securities Exchange Act of 1934.

     Victorinox has designated Susanne Rechner as its nominee for the presidency of Swiss Army upon the completion of the Offer and the Merger. Ms. Rechner, who currently serves as the Senior Vice President-Global Watch for Swiss Army and as the Chief Executive Officer of Swiss Army Watch, SA, will replace A. Jeffrey Turner, Swiss Army's current President. Both Mr. Turner and Peter Gilson, the Chairman of Swiss Army's Board of Directors, have informed Swiss Army of their intentions to resign their positions in the immediate future. Victorinox has also decided to reduce the size of Swiss Army's Board from ten seats to seven, and has determined that the following persons will serve as Board members upon completion of the Offer and Merger: Louis Marx, Jr.; Stanley Rawn, Jr.; Herbert Friedman; Robert Prather; Stephen Mark; Ms. Rechner; and Charles Elsener, Jr.

     Except as set forth above and in the Offer to Purchase (which is hereby incorporated by reference into this Item 4), none Victorinox, SABI Acquisition or Mr. Elsener has any plans or proposals which relate to or would result in any of the following transactions, events or circumstances enumerated in items (a) through (j) of Item 4 to Schedule 13D.

                                                              Page 7 of 10 pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

Exhibit A         Joint Filing Agreement, dated August 13, 2002, between
                  Victorinox AG, SABI Acquisition Corp. and Charles Elsener, Sr.

Exhibit B         Offer to Purchase, dated July 23, 2002 (incorporated by
                  reference to Exhibit (a)(1)(A) of the Schedule TO (Amendment
                  No. 2) filed by the Filing Persons with the Securities and Exchange Commission on August 13, 2002 (SEC File No.
                  5-34664)).

Exhibit C         Form of Letter of Transmittal (incorporated by reference to
                  Exhibit (a)(1)(B) of the Schedule TO filed by Victorinox and SABI Acquisition with the Securities and Exchange Commission on July 23, 2002 (SEC File No. 5-34664).

                                                              Page 8 of 10 pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2002

                                                     VICTORINOX AG


                                                     By:/s/ Charles Elsener, Jr.
                                                       -------------------------
                                                            Charles Elsener, Jr.
                                                            President



                                                     SABI Acquisition Corp.


                                                     By:/s/ Charles Elsener, Jr.
                                                       -------------------------
                                                            Charles Elsener, Jr.



                                                     /s/ Charles Elsener, Sr.
                                                     ------------------------
                                                     Charles Elsener, Sr.

                                                              Page 9 of 10 pages

                                  EXHIBIT INDEX


    Exhibit No.                                      Description                                         Page
    -----------                                      -----------                                         ----

         A           Joint Filing Agreement, dated September 27, 2000, between Victorinox AG              10
                     and Charles Elsener, Sr.

         B Offer to Purchase, dated July 23, 2002 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO
                     (Amendment No. 2) filed by the Filing Persons with the Securities and Exchange Commission on August 13, 2002 (SEC
                     File No. 5-34664)).

         C Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Victorinox and SABI Acquisition with the Securities and Exchange
                     Commission on July 23, 2002 (SEC File No. 5-34664).

